HITECHLAW GROUP LLC

1050 Winter Street, Suite 1000
Waltham, MA 02541
781-839-7215
978-964-0125 (Fax)

September 5, 2008

VIA EDGAR AND FACSIMILE 202-772-9210
Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Washington, D. C. 20549-4561

Re:	LocatePLUS Holdings Corporation
Soliciting Materials filed pursuant to Rule 14a-12
Filed August 11, 2008 by ACE Investment Group

Preliminary Proxy Statement on Schedule 14A
Filed August 15, 2008 by ACE Investment Group, et al.
File No. 000-49957

Dear Mr. Jacobson:

      ACE Inc. and certain of its affiliates (collectively "ACE Shareholder Group") has today filed with the Securities and Exchange Commission (the "Commission"), pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14A thereunder, an Amendment No. 1 (the "Amendment") to their Preliminary Proxy Statement on Schedule 14A (the "Preliminary Proxy Statement") originally filed with the Commission on August 11, 2008, and re-filed on August 15, 2008, relating to the solicitation of proxies with respect to the securities of LocatePLUS Holdings Corporation, a Delaware corporation ("LocatePLUS" or the "Company").

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 2

      On behalf of ACE Shareholder, I am are writing to respond to the comments raised in your letters to Thomas Murphy, President of ACE, Inc. on behalf of the staff of Division of Corporation Finance of the Commission (the "Staff") dated August 20, 2008 and August 29,2008. The responses below correspond to the captions and numbers of those comments in your letter. For your convenience, we are sending you via overnight mail copies of the Amendment (both unmarked and marked to show changes) and this response letter. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Proxy Statement. I would be happy to discuss any of our responses with member of the Staff if you have any questions.

      As a general response, I have responded to each comment by making what I believe to be a responsive and appropriate revision to reflect the Commission's comments wherever possible. In some cases, I have re-written certain sections to bring them into compliance with the applicable rules.

The following is a point by point response to the Commission's letter of August 29, 2008 as to how the Preliminary Proxy Statement was modified to comply with your comments.

General

1.	We have made the revision to indicate that the proxy statement and the form of proxy are preliminary copies.

2.

We have revised the proxy statement to clearly define ACE as Albanian Capital Enterprises, Inc. ("ACE"). ACE is leading a group of shareholders with the similar goal of increasing shareholder value. To the best of our knowledge after due inquiry, there is no existing relationship between the participants and LocatePLUS Holdings Corporation other than as shareholders.

3.	The ACE Shareholder Group has now been finalized and will file a Schedule 13D today.

4.

I note for the record that neither Gemstone Investment Group nor Mr. Green are listed in the Company's Definitive Proxy Statement as 5% beneficial owners. Gemstone Investment Company and Mr. Green are no longer participants in the proxy solicitation.

5.	We have clarified that the legal name of ACE is "Albanian Capital Enterprises Inc." and have substituted the legal name where applicable.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 3

Background of the Solicitation, page 3

6.

We have removed the summary information regarding the administrative complaint as I have been unable to contact Mr. Ahern at the Securities Division of the Commonwealth of Massachusetts to receive a further update on the Complaint which is proceeding and does involve LocatePLUS and certain officers and directors.

7.	We have revised the disclosure regarding the investment activities of the ACE Shareholder Group as for investment purposes only.

Proposal 1-Election of Directors, page 3

8.	The Proxy Statement has been revised to add the language clearly stating the material consequences that could result if less than all of the ACE Nominees are elected to the Board of Directors.

9.	The disclosure in both the Preliminary Proxy Statement and Form of Proxy have been modified to comply with Rule 14a-4(c)(5).

Background of ACE Nominees

10.

The last sentence of paragraph one has been modified to explain the rationale why we believe that even with less than a majority of seats on the Board our slate of Nominees who are elected can have a positive impact on the direction and growth of the business of the Company.

Proposal 2 -- Vote Against Increasing the Number of Authorized Shares

11.

The Disclosure has been expanded using language from the Company's Definitive Proxy Statement to include language from the Company's Proxy statement and their justification as to the need for the increase as well as an analysis as to why we believe that an increase in authorization of shares should be delayed until after our nominees have been elected to the Board of Directors.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 4

Other Matters to be Considered at the Annual Meeting, page 9

12.	This section has been revised per comment 15.

Voting Procedures, page 9

13.	The disclosure has been modified to correct the typographical errors.

Solicitation of Proxies, page 11

14.	The disclosure has been revised to indicate that all of the participants will be actively soliciting proxies. This change has been made throughout the preliminary proxy statement.

15.	ACE's fee will be paid by the Company if the proxy solicitation is successful. In the event that it is not successful, ACE may not receive any compensation for its efforts.

Proxy Card

16.	The Proxy Card has been modified to make clear that the ACE Shareholder group is soliciting the Proxy and all defined terms in the Preliminary Proxy Statement and the Proxy card are now consistent.

Appendix I

17.	The information regarding Albanian Capital Enterprises has been added to comply with Item 5(b) of Schedule 14A.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 5

In submitting this letter, the Amendment No.2 to the Preliminary Proxy Statement and the Form of Proxy, the ACE Shareholder Group ("filing persons") acknowledge the following representations:

• The filing persons constituting the ACE Entities Group are responsible for the adequacy and accuracy of the disclosure in the filing;

• All staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The filing persons may not assert as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

I can best be reached on 617-549-6060 with regard to this letter. My facsimile number is 978-964-0125. Thank you for your time and attention.

Very truly yours,

Henry E. Knoblock, III

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 6

EXHIBIT A

DRAFT-SUBJECT TO SEC REVIEW AND COMMENT

VIA EMAIL AND FACSIMILE (978)524-8767

September __, 2008

James Fields, Chairman
The Board of Directors
LocatePLUS, Inc.
100 Cummings Center
Suite 235M
Beverly, Massachusetts 01915

Dear Mr. Fields:

      We want to inform you that a group of shareholders today filed a Definitive Proxy Statement with the Securities and Exchange Commission ("SEC") in connection with its nomination of five candidates for election to the Board of Directors of LocatePLUS at the upcoming Annual Meeting on September 15, 2008. This Definitive Proxy has been revised from the Proxy Statement previously delivered by hand to you on August 11, 2008 to reflect comments made by the SEC . ACE is proposing that its five nominees be elected to the Board instead of the five nominees proposed by the current Board. We believe that our nominees are highly qualified, will bring much-needed additional corporate governance and operational expertise to the Board, and are committed to acting in the best interests of all shareholders. Together with the other members of the current Board, we believe we can forge a better future for our company more quickly.

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Evan S. Jacobson, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Page 7

      Although our recent conversations have given me hope that with your leadership that long awaited change will occur, the ACE Shareholder Group believes that with its nominees, if elected, will create a new consensus to allow the rate of change to accelerate. Change is clearly needed. In March of 2004 the aggregate market value of common equity was approximately $70 million. Four years later the aggregate market value is barely $650,000.

      We solicit the proxy of our fellow shareholders to give all of the shareholders a greater voice in addressing the current Yorkville debt default and a variety of possible solutions to this problem facing our Company. We look forward to working with you to resolve this and other problems which face our Company.

      The ACE Shareholder Group does not take lightly an election contest for directors of a public company. We firmly believe that our nominees will be better able to represent all shareholder interests by ensuring the Board carefully reviews all alternatives to enhance value.

Kind Regards,

Thomas Murphy
President
ACE, Inc.
15275 Collier Blvd.
Ste. #201/225
Naples, FL 34119
(866) 596-7905

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